June 30, 2000




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:   PE Corporation
      Registration Statement on Form S-4
      (File No. 333-31168)
      ----------------------------------

Ladies & Gentlemen:

          Pursuant to Rule 477 of the Regulations under the Securities Act of 1933, as amended, PE Corporation ("PE") hereby requests that the above-referenced Registration Statement (the "Registration Statement") be withdrawn effective immediately. The Registration Statement would have registered an additional 4,009,685 shares of PE Corporation--PE Biosystems Group common stock to be issued as merger consideration pursuant to a merger agreement between PE Corporation and Third Wave Technologies, Inc. The merger agreement has subsequently been terminated by mutual agreement of the parties.

          The Registration Statement was not used to solicit the vote or proxy of any of the shareholders of Third Wave Technologies, Inc. No offers or sales of stock were made pursuant to the Registration Statement.

                               Sincerely yours,

                               PE Corporation


                               By:   /s/ William B. Sawch
                                  ---------------------------------------
                                  Name:   William B. Sawch, Esq.
                                  Title:  Senior Vice President and
                                            General Counsel